Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Total System Services, Inc.:

We consent to the use of our reports dated February 26, 2013, with respect to the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2012 and 2011, the related consolidated statements of income, other comprehensive income, cash flows, and shareholders’ equity for each of the years in the three-year period ended December 31, 2012, the related financial statement schedule in Schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Atlanta, Georgia

May 8, 2013